Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Three Months Ended
	2010	2011	2012	2013	2014	March 31, 2015
Income (loss) from continuing operations before income taxes	$(1,630)	$30,420	$35,023	$173,138	$42,087	$6,318
Fixed charges:
Interest expense	43	62	709	3,406	5,859	4,099
Interest relating to rental expense (1)	2,533	2,081	1,912	2,024	2,039	528

Total fixed charges	2,576	2,143	2,621	5,430	7,898	4,627

Earnings available for fixed charges	$946	$32,563	$37,644	$178,568	$49,985	$10,945

Ratio of earnings to fixed charges	0.37	15.20	14.36	32.89	6.33	2.37

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, which was deemed to be all interest. The off-balance sheet financing leases were terminated effective November 1, 2012.